March 25, 2013

Via Electronic Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Garrison Capital Inc.; Registration Statement on Form N-2; Registration File No. 333-173026

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Robert W. Baird & Co., Incorporated and Oppenheimer & Co. Inc., as representatives of the several Underwriters, hereby join in the request of Garrison Capital Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on March 26, 2013 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)     Date of preliminary prospectus: March 19, 2013

(ii)    Dates of distribution: March 19, 2013 through the date hereof

(iii)    Number of prospective underwriters to whom the preliminary prospectus was furnished: 11

(iv)    Number of prospectuses so distributed: approximately 4,645.

(v)    We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

ROBERT W. BAIRD & CO., INCORPORATED OPPENHEIMER & CO. INC.

By: Robert W. Baird & Co., Incorporated

By:	/s/ Gary R. Placek
Name: Gary R. Placek Title: Managing Director